UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Larkin, Jr., C. Raymond
   c/o Nellcor Puritan Bennett Incorporated
   4280 Hacienda Drive
   Pleasanton, CA  94588
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Nellcor Puritan Bennett Incorporated
   NELL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   8/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Director, President and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
common stock               |8/29/9|U   | |146,758           |D  |$28.50     |0                  |      |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
employee stock option |$10.4375|8/29/|D   | |200,000    |D  |(1)  |7/23/|common stock|1      |       |0           |   |            |
(Right to buy)        |        |97   |    | |           |   |     |01   |            |       |       |            |   |            |
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employee stock option |$7.0625 |8/29/|D   | |120,000    |D  |(1)  |9/19/|common stock|1      |       |0           |   |            |
(right to buy)        |        |97   |    | |           |   |     |00   |            |       |       |            |   |            |
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employee stock option |$14.375 |8/29/|D   | |100,000    |D  |(1)  |7/15/|common stock|1      |       |0           |   |            |
(right to buy)        |        |97   |    | |           |   |     |02   |            |       |       |            |   |            |
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employee stock option |$11.625 |8/29/|D   | |108,000    |D  |(1)  |7/27/|common stock|1      |       |0           |   |            |
(right to buy)        |        |97   |    | |           |   |     |03   |            |       |       |            |   |            |
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employee stock option |$13.50  |8/29/|D   | |106,000    |D  |(1)  |7/26/|common stock|1      |       |0           |   |            |
(right to buy)        |        |97   |    | |           |   |     |04   |            |       |       |            |   |            |
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employee stock option |$26.00  |8/29/|D   | |120,000    |D  |(2)  |7/25/|common stock|1      |       |0           |   |            |
(right to buy)        |        |97   |    | |           |   |     |05   |            |       |       |            |   |            |
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employee stock option |$22.50  |8/29/|D   | |100,000    |D  |(3)  |7/23/|common stock|1      |       |0           |   |            |
(right to buy)        |        |97   |    | |           |   |     |06   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1)  Option vests 6.25% three months from the first day of the month following the grant date and 6.25% quarterly
thereafter.
(2)6.25% of 120,000 shares vest  three months from the first day of the month following the grant date and 6.25%
quarterly through 8/1/97 ; 60,000 shares vest on
8/29/97.
(3) 6.25% of 100,000 shares vest three months from the first day of the month following the grant date and 6.25%
quarterly through 8/1/97; 75,000 shares vest on
8/29/97
DATE
9/16/97